UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of June 2016

000-13248

(Commission File Number)

VBI VACCINES INC.

(Exact name of Registrant as specified in its charter)

222 Third Street, Suite 2241

Cambridge, Massachusetts 02142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Furnished as Exhibit 99.1 to this Report on Form 6-K of VBI Vaccines Inc., a corporation organized under the laws of British Columbia (the “Company”, “we”, “us” or “our”), is a copy of a presentation (the “Slide Presentation”) to be presented by the Company at a Key Opinion Leader Lunch on June 13, 2016 at 12:00 PM ET at the Lotte New York Palace in New York, NY. At the time of the event, the Slide Presentation will be live webcast at http://lifesci.rampard.com/20160613/reg.jspis and will be additionally available at http://www.vbivaccines.com/investors/.

We use our website, www.vbivaccines.com, as a channel of distribution for important information about the Company. We routinely post on our website important information, including press releases, investor presentations and financial information, which may be accessed by clicking on the “Investors” tab of www.vbivaccines.com. We may also use our website to expedite public access to time-critical information regarding the Company in advance of or in lieu of distributing a press release or making a filing with the U.S. Securities and Exchange Commission that discloses the same information. Consequently, investors should look to the Investor Relations subpage of www.vbivaccines.com for important and time-critical information. Visitors to www.vbivaccines.com can also register to receive automatic e-mails, alerting them to news and announcements by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VBI Vaccines Inc.

Date: June 13, 2016	By:	/s/ Jeff Baxter
Jeff Baxter
President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Company Key Opinion Leader Slide Presentation.